SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2012
Commission File Number	000-29898

Research In Motion Limited
(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS FIRST QUARTER FISCAL 2013 RESULTS

DOCUMENT 1

June 28, 2012
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER FISCAL 2013 RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended June 2, 2012 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:

•	Cash, cash equivalents, short-term and long-term investments increased to $2.2 billion at the end of the first quarter
•	Cash flow from operations was approximately $710 million in the first quarter
•	Revenue of $2.8 billion in Q1, down 33% from $4.2 billion in the prior quarter
•	GAAP net loss in Q1 of $518 million or $0.99 per share diluted; adjusted net loss of $192 million or $0.37 per share diluted
•	Shipments of BlackBerry smartphones were 7.8 million and shipments of BlackBerry PlayBook tablets were approximately 260,000
•	BlackBerry 10 smartphone launch now scheduled for Q1 of calendar 2013
•
Restructuring efforts underway that will include a workforce reduction of approximately 5,000 employees as part of RIM’s  efforts to realize over $1 billion in cost savings, based on RIM’s Q4 FY2012 run rate

•	Launched World Tour BlackBerry Jam developer sessions in 23 countries resulting in strong adoption and support by application and developer partners for BlackBerry 10 platform
•	BlackBerry App World continues to grow with over 89,000 applications available
•	The overall BlackBerry subscriber base continued to grow, and the subscriber base grew in all regions except for North America
•	RIM names Steve Zipperstein, former General Counsel of Verizon Wireless, as Chief Legal Officer

Q1 Results
Revenue for the first quarter of fiscal 2013 was $2.8 billion, down 33% from $4.2 billion in the previous quarter and down 43% from $4.9 billion in the same quarter of fiscal 2012.  The revenue breakdown for the quarter was approximately 59% for hardware, 36% for service and 5% for software and other revenue.  During the quarter, RIM shipped 7.8 million BlackBerry smartphones and approximately 260,000 BlackBerry PlayBook tablets.

GAAP net loss for the quarter was $518 million, or $0.99 per share diluted, compared with a GAAP net loss of $125 million, or $0.24 per share diluted, in the prior quarter and GAAP net income of $695 million, or $1.33 per share diluted, in the same quarter last year.

Adjusted net loss for the first quarter was $192 million, or $0.37 per share diluted. Adjusted net loss and adjusted diluted loss per share exclude the impact of pre-tax charges of $335 million ($326 million on an after tax basis), which are predominantly non-cash related to the impairment of goodwill.  This charge and its related impact on GAAP net loss and diluted loss per share are summarized in the table below.

“Our first quarter results reflect the market challenges I have outlined since my appointment as CEO at the end of January.  I am not satisfied with these results and continue to work aggressively with all areas of the organization and the Board to implement meaningful changes to address the challenges, including a thoughtful realignment of resources and honing focus within the Company on areas that have the greatest opportunities,” said Thorsten Heins, President and CEO. “Our top priority going forward is the successful launch of our first BlackBerry 10 device, which we now anticipate will occur in the first quarter of calendar 2013.  In parallel with the roll out of BlackBerry 10, we are aggressively working with our advisors on our strategic review and are actively evaluating ways to better leverage our assets and build on our strengths, including our growing BlackBerry subscriber base of approximately 78 million, our large enterprise installed base, our unique network architecture and our industry leading security capabilities.”

The total of cash, cash equivalents, short-term and long-term investments was $2.2 billion as of June 2, 2012, compared to $2.1 billion at the end of the previous quarter, an increase of approximately $100 million from the prior quarter. Cash flow from operations in Q1 was approximately $710 million.  Uses of cash included intangible asset additions of approximately $285 million, capital expenditures of approximately $155 million and a business acquisition of approximately $100 million.

BlackBerry 10 Update
The successful launch of the BlackBerry 10 platform and the delivery of high quality, full-featured BlackBerry 10 smartphones remain the Company’s number one priority.  Over the past several weeks, RIM’s software development teams have made major progress in the development of key features for the BlackBerry 10 platform;  however, the integration of these features and the associated large volume of code into the platform has proven to be more time consuming than anticipated.  As a result, the Company now expects to launch the first BlackBerry 10 smartphones in market in Q1 of calendar 2013.

“RIM’s development teams are relentlessly focussed on ensuring the quality and reliability of the platform and I will not compromise the product by delivering it before it is ready.  I am confident that the first BlackBerry 10 smartphones will provide a ground-breaking next generation smartphone user experience,” said Thorsten Heins, President and CEO. “We are encouraged by the traction that the BlackBerry 10 platform is gaining with application developers and content partners following the successful BlackBerry Jam sessions that we have held around the world since the beginning of May.  Similarly, the reception of the BlackBerry 10 platform by our key carrier partners has been very positive and they are looking forward to going to market with BlackBerry 10 smartphones in the first quarter of calendar 2013.”

Organizational Update
RIM today also announced the appointment of Steve Zipperstein, former General Counsel of Verizon Wireless, as its Chief Legal Officer.    Prior to joining Verizon, Mr. Zipperstein previously served as Deputy General Counsel for GTE Corporation and was employed with the United States Department of Justice as a federal prosecutor.  Mr. Zipperstein joins Kristian Tear, Chief Operating Officer and Frank Boulben, Chief Marketing Officer as the latest additions to RIM’s executive management team.

CORE Program
The Company announced its CORE (Cost Optimization and Resource Efficiency) program in March of this year.  The program is focused on delivering operational savings through various initiatives, with financial objectives for the program targeted to drive at least $1 billion in savings by the end of fiscal 2013, based on RIM’s Q4 FY2012 run rate. As a result of the shift in BlackBerry 10 launch timeline, the increasingly competitive environment, as well as the identification of additional cost saving and efficiency opportunities, the Company may increase the scope and magnitude of these programs, and considers these original estimates as minimum numbers it will be pursuing.

To date, the Company has started implementing a number of these initiatives including:

-	a reduction in the number of layers of management to drive better clarity, efficiency and accountability across the organization;
-
the continued streamlining of our supply chain, which includes the consolidation of our manufacturing footprint from 10 external manufacturing sites to three, and working closely with our suppliers and other partners to identify ways to drive further efficiency;

-	outsourcing key parts of the Company’s Global Repair operations, including management of device level repairs;
-
targeted use of resources in our sales and marketing initiatives to more effectively leverage marketing windows and prioritize our marketing efforts and spend in regions that offer the highest opportunity and return;

-	further outsourcing of non-core functions as determined during the implementation of the CORE program; and
-	a global workforce reduction of approximately 5,000 employees, which is expected to be completed by the end of fiscal 2013.

The Company expects to incur restructuring related charges of approximately $350 million by the end of fiscal 2013, primarily associated with the global workforce reduction.   Other charges and cash costs may occur during this process, and the Company intends to share more details throughout the year regarding its progress as programs are implemented or changes are completed.

Outlook
The Company expects the next several quarters to continue to be very challenging for its business based on the increasing competitive environment, lower handset volumes, potential financial and other impacts from the delay of BlackBerry 10, pressure to reduce RIM’s monthly infrastructure access fees, and the Company’s plans to continue to aggressively drive sales of BlackBerry 7 handheld devices.  The Company expects to report an operating loss in the second quarter of fiscal 2013, as RIM continues to invest in marketing programs and continues to work through the transition to BlackBerry 10, as well as the Company’s fixed costs being allocated over a lower volume of shipments. This outlook excludes the impact of charges related to the CORE Program.

Reconciliation of GAAP net loss and diluted loss per share to adjusted net loss and adjusted diluted loss per share:
(United States dollars, in millions except per share data)

	Three months ended June 2, 2012

	Net Loss (net of income tax)	Diluted EPS (net of income tax)
As reported	$(518)	$(0.99)

Adjustment:
Impairment of Goodwill(1)	326	0.62

Adjusted	$(192)	$(0.37)

Note: Adjusted net loss and adjusted diluted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted net loss and adjusted diluted loss per share enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of RIM’s GAAP results.

(1)
During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax, non-cash goodwill impairment charge of approximately $335 million, or $326 million after tax.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, June 28, 2012, which can be accessed by dialing 1-800-814-4859 (North America), (+1)416-644-3414 (outside North America), or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering pass code 4501363#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, July 12, 2012.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Tenille Kennedy RIM Corporate Communications (519) 888-7465 x73684 tkennedy@rim.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: the Company’s current expectations regarding the timing of the BlackBerry 10 smartphone launch; RIM’s plans and strategies to implement meaningful changes to address its challenges; anticipated continued growth in the Company’s BlackBerry subscriber base; the Company’s views regarding the anticipated benefits and customer response to the BlackBerry 10 smartphones; RIM’s expectations and beliefs relating to the support of its developer partners and the development of its ecosystem in advance of the launch of BlackBerry 10; RIM’s plans, objectives, estimates and expectations regarding the scope, magnitude and benefits of the CORE program, and the Company’s expectations regarding restructuring-related charges in fiscal 2013; RIM’s intention to provide shareholders with updates, when possible, relating to its progress and challenges; RIM’s outlook, including its expectation that the business will continue to be very challenging for the next several quarters, and its expectations regarding the effects of the intense competition in the wireless communications industry, declining handset volumes, the impacts from the delay of BlackBerry 10, pressures to reduce RIM’s monthly infrastructure access fees, and the financial impact of its sales and marketing initiatives relating to BlackBerry 7 smartphones; and the Company’s current expectation that it will continue to report operating losses in the second quarter of fiscal 2013.  The terms and phrases “scheduled”, “underway”, “will”, “continue”, “implement”, “address”, “honing”, “opportunities”, “going forward”, “anticipate”, “leverage”, “growing”, “believes”, “confident”, “financial objectives”, “targeted”, “drive”, “may”, “estimates”, “pursuing”, “expects”, “intends” “plans”, “work through”, “transition”, “outlook”, and similar terms and phrases are intended to identify these forward-looking statements.    Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, including the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	Three months ended
	June 2, 2012	March 3, 2012	May 28, 2011

Revenue	$2,814	$4,190	$4,908
Cost of sales	2,026	2,789	2,752
Gross margin	788	1,401	2,156

Gross margin %	28.0%	33.4%	43.9%

Operating expenses
Research and development	368	386	423
Selling, marketing and administration	552	650	704
Amortization	176	152	132
Impairment of goodwill	335	355	-
	1,431	1,543	1,259

Income (Loss) from operations	(643)	(142)	897

Investment income, net	3	5	7

Income (Loss) before income taxes	(640)	(137)	904

Provision (benefit) for income taxes	(122)	(12)	209

Net income (loss)	$(518)	$(125)	$695

Earnings (loss) per share
Basic	$(0.99)	$(0.24)	$1.33
Diluted	$(0.99)	$(0.24)	$1.33

Weighted-average number of common shares outstanding (000’s)
Basic	524,160	524,160	523,983
Diluted	524,160	524,160	524,524

Total common shares outstanding (000's)	524,160	524,160	524,112

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	June 2, 2012	March 3, 2012

Assets
Current
Cash and cash equivalents	$1,467	$1,527
Short-term investments	471	247
Accounts receivable, net	2,551	3,062
Other receivables	255	496
Inventories	1,018	1,027
Income taxes receivable	194	135
Other current assets	512	365
Deferred income tax asset	196	197
	6,664	7,056

Long-term investments	309	337
Property, plant and equipment, net	2,722	2,748
Goodwill	-	304
Intangible assets, net	3,372	3,286
	$13,067	$13,731

Liabilities
Current
Accounts payable	$659	$744
Accrued liabilities	2,086	2,382
Deferred revenue	489	263
	3,234	3,389

Deferred income tax liability	216	232
Income taxes payable	9	10
	3,459	3,631

Shareholders’ Equity
Capital stock and additional paid-in capital	2,441	2,446
Treasury stock	(273)	(299)
Retained earnings	7,395	7,913
Accumulated other comprehensive income	45	40
	9,608	10,100
	$13,067	$13,731

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For three months ended

	June 2, 2012	May 28, 2012

Cash flows from operating activities
Net income (loss)	$(518)	$695

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	480	355
Deferred income taxes	(16)	1
Income taxes payable	(1)	-
Stock-based compensation	25	23
Impairment of goodwill	335	-
Other	11	23
Net changes in working capital items	395	(77)
Net cash provided by operating activities	711	1,020

Cash flows from investing activities
Acquisition of long-term investments	(118)	(67)
Proceeds on sale or maturity of long-term investments	32	43
Acquisition of property, plant and equipment	(153)	(222)
Acquisition of intangible assets	(284)	(560)
Business acquisitions, net of cash acquired	(105)	(27)
Acquisition of short-term investments	(234)	(111)
Proceeds on sale or maturity of short-term investments	103	162
Net cash used in investing activities	(759)	(782)

Cash flows from financing activities
Issuance of common shares	-	7
Tax deficiencies related to stock-based compensation	(4)	(1)
Purchase of treasury stock	-	(26)
Net cash used in financing activities	(4)	(20)
Effect of foreign exchange loss on cash and cash equivalents	(8)	(23)

Net increase (decrease) in cash and cash equivalents for the period	(60)	195
Cash and cash equivalents, beginning of period	1,527	1,791
Cash and cash equivalents, end of period	$1,467	$1,986

As at	June 2, 2012	March 3, 2012

Cash and cash equivalents	$1,467	$1,527
Short-term investments	471	247
Long-term investments	309	337
	$2,247	$2,111

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 28, 2012	By:	/s/ Edel Ebbs
		Name:	Edel Ebbs
		Title:	EVP, Executive Operations,
Office of the CEO